Filed by T-Mobile US, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sprint Corporation
Commission File No.: 001-04721

Business | Prepaid | Espanol Store Locator Let’s Talk 1-8OO-T-MOBILE T-Mobile 5G VISION DEALS PHONES PLANS MY T-MOBILE | MENU IMAGINE A NEW T-MOBILE 5G for everyone, everywhere. Making New T-Mobile’s 5G vision a reality. The New T-Mobile will be the only company able to bring a broad and deep nationwide 5G network to market quickly in the critical first years of the 5G innovation cycle, ensuring America’s leadership position in the digital era.

How will 5G change everything? Michio Kaku Theoretical Physicist and Futurist

By 2024, the NewT-Mobile network will have approximately double the total capacity and triple the total 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. With Sprint’s expansive 2.5 GHz spectrum, T-Mobile’s nationwide 600 MHz spectrum, and other combined assets, the New T-Mobile plans to create the highest capacity network in U.S. history.

Building a truly connected world.

The 5G services provided by the New T-Mobile’s network will transform the way Americans live, work, travel, and play - and will dramatically reduce our costs per GB of service. 5G will unleash new ideas and uses in areas like mobile HD video, connected cities and homes, self-driving cars, smart agriculture, consumer wearables, mobile virtual reality, supercharging the Internet of Things...and even more!!

Engineering a safer world.

Creating an immersive world.

More info about 5G: What is 5G? 5G is the next generation of wireless network technology, designed to meet today’s growing data demands of the future while also expanding the scope of mobile technology beyond the capabilities of LTE. It will be transformative, fueling innovation across every industry and every aspect of our lives. Over time, 5G technology will revolutionize the way we live, work, and play. Here are a few things it will do: 5G will be ultra-efficient and support up to 10x faster speeds for mobile broadband. This will enable richer and faster experiences, such as mobile HD video, mobile AR and VR, and many other applications benefiting from higher speeds. 5G will also disrupt industries and bring more choices, particularly for home broadband. 5G networks can respond almost in real time with practically no delay. This will enable new applications that respond instantly, especially important when a split-second in reaction time matters—like self-driving cars, real-time language translation, remote surgery, and more. This ultra-responsiveness is also important for many industrial applications, such as automation and augmented reality for smart factories. 5G also provides wireless connectivity for far more connections than today’s networks, which is important as new types of connected objects are served by wireless networks Imagine ‘Find My Phone’ functionality for EVERYTHING you own, sensors embedded in everyday items, like clothing and pet collars, or smart highways with street lights that get brighter as you drive by. Even smart parking so you never need to search for a spot again Above all, it will be mobile, allowing you to experience these new, innovative technologies wherever, whenever. Where will 5G be available? At T-Mobile, we believe all Americans should benefit from the 5G revolution. Not just those who live in cities, That’s why we plan to have broad and deep nationwide 5G, bringing 5G technology to all Americans.

When is 5G coming? 5G will first become available this year. How fast will 5G be? 5G speed will be up to 10x faster, compared to LTE. When will 5G phones be available? The first 5G phones will be available this year. What is the New T-Mobile 5G advantage? New T-Mobile will be the only company able to bring a broad and deep nationwide 5G network to market quickly in the first years of the 5G innovation cycle, harnessing enhanced capacity and spectrum efficiencies to deliver lower prices to consumers and businesses of all sizes across the U.S. With 5G, New T-Mobile will bring service to the underserved and new markets, including rural areas, prepaid customers, and T-Mobile business customers. Who will have the FIRST Nationwide 5G Network? New T-Mobile will have the right mix of available spectrum, financial strength, and expertise to create the FIRST nationwide 5G network. How fast will 5G be at the New T-Mobile? By 2024, New T-Mobile’s network will have approximately double the total capacity and triple the total 5G capacity than T-Mobile and Sprint combined. New T-Mobile plans to create the highest capacity network in U.S. history

Important Additional Information In connection with the proposed transection, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-41 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile end Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATIONSTATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at wvw.t-mobie.com. or at the SEC’s website, at www.sec.gov. or from T-Mobile by requesting them by mail at T-Mobile US, Inc.. Investor Relations, 1 Park Avenue. 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com. or at the SEC’s website, at www.sec.gov, or from Saint by requesting them by mail at Sprint Corporation. Shareholder Relation, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1833, as amended. This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile end Sprint. A statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion end growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, end the expected timing of completion of the proposed transaction. There are several factor which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement pendency or consummation of the transaction on the the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transection in the expected timeframes or at all; costs or difficulties related to the integration of Sptint’s network and operations into T-Mobile; the risk of litigation or regulatory actions the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile’s and Sprint operate; changes in global, poetical. economic, business, competitive end market conditions; changes in tax and other laws and regulations; and other risks end uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 end in its subsequent reports on Form 10-0, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are continued not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. CONTACT US Contact information Check order status View Return Policy Get a rebate Find a store Trade in program T-MOBILE BUSINESS T-Mobile for Business Internet of Things SUPPORT Support home Device support Questions about your bill Plans & services Activate your Prepaid phone or device Refill your Prepaid account International rates ABOUT INVESTOR RELATIONS PRESS CAREERS DEUTSCHE TELEKOM PUERTO RICO PRIVACY STATEMENT INTEREST-BASED ADS PRIVACY CENTER CONSUMER INFORMATION PUBLIC SAFETY/911 TERMS & CONDITIONS TERMS OF USE ACCESSIBILITY OPEN INTERNET ESPA/QL ©2002-2019 T-Mobile USA, INC.

The following are transcripts of videos released in connection with the transaction:

HOW WILL 5G CHANGE EVERYTHING?

Michio Kaku, Physicist and Futurist: I’m a professor of physics, but I’m also a futurist, and I say, “When you think about the future, hold on to your hats.” Every once in a while there is this technology which changes the entire landscape — we have a paradigm shift, a game changer. Like, for example, the coming of the printing press with movable type: within just a few years we had almost a million manuscripts circulating throughout Europe. And that set into motion one of the greatest transitions, and that is the Renaissance. A renaissance of knowledge — 5G technology should be seen in that light. We’re talking about unleashing the floodgates. When you first hear about 5G, you learn that it’s maybe a hundred times faster than 4G, and you say to yourself, Great, wow, my favorite movie in just a few seconds, and then you say to yourself, Is that all? I mean just faster downloads, getting a Hollywood movie in a matter of seconds? Is that it? No. I think in the future the internet will be in your contact lens, you’ll simply blink and have access to the entire storehouse of knowledge on the planet Earth. There are millions of Americans that do not have easy access to broadband technology, and that’s where 5G comes in, ’cause they realize the importance of being connected to the rest of the world. That’s a precious commodity: connectedness. Think of what that’s going to do to society’s productivity, to our interconnectedness, to our job market, to the economy, to enrich and empower our lives.

BUILDING A TRULY CONNECTED WORLD

Grant Castle, VP, Network Technology: I think the thing that gets me most excited is what doesn’t exist today. 5G is going to take the best technologies available in the wireless space, put it all together, so that people can create future capabilities, future technologies. And you are going to forget that there’s a wireless network behind it. The future is real simple: everything is connected, no speed limits, no usage limits, no limits at all. If that was the future, what would you do with it? You know, what would you do?

ENGINEERING A SAFER WORLD

Muhilan Vamadevan, Principal Engineer, Systems Design: The most exciting thing about 5G is connecting anything and everything. Every decade, there’s always — the new technology comes and it changes lives. 5G is definitely one of them. Why? Because you do have billions of sensors, which are able to be connected and which also pave the way for more innovative applications. Today we could have a flood-abatement system which will direct — if there’s something wrong — before it floods. Now with this connected world, we would be warned before certain national disasters happen, and we could take the necessary actions before these things occur, and it will save thousands and thousands of lives.

CREATING AN IMMERSIVE WORLD

Grant Castle, VP, Network Technology: The future is not in your basement on the TV. One of the most powerful games I’ve ever played with my kids was Pokémon Go. But Pokémon Go is like the Swiss Army knife with the small blade. What if we took that experience and blew it way up, right? What if you could go experience the world in a fully rendered, augmented reality perspective? It’s much more expansive, it’s much more engaging, and, you know, you’re out there with your kids, and you’re in it. And you’re not in it with just your kids. You’re in it with your neighbors and your friends and the rest of the world, together. That’s compelling. Your future is outside, right, your future is mobile. And that’s what we really want to enable.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets;

negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.